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April 29, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Lichtenfels and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 31, 2022 CIK No. 0001891944

Dear Mr. Lichtenfels and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 submitted on March 31, 2022 (the “Registration Statement”) contained in the Staff’s letter dated April 20, 2022 (the “Comment Letter”).

The Company has publicly filed an amendment number 1 to registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Registration Statement on Form F-1 filed March 31, 2022

Use of Proceeds, page 41

1. We note your response to comment 1, as well as your amended disclosure that you intend to use a certain amount of the proceeds “for minority investments . . . and for the upgrade and the integration of [y]our EV charging function.” Please revise your disclosure here to clarify if “the upgrade and the integration” use is separate from your plan to invest in an EV company, and if so, please separate these two uses in this section and identify the amount of proceeds allocated for each purpose in accordance with Item 3.C.3 of Form 20-F. Please also revise your disclosure throughout the prospectus to clarify whether you have an “EV charging function” that is currently part of your business, or if you are referring to a separate charging function (e.g., one from a third-party).

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 12-13, 19, 41, 70 and 73 of the Amendment.

General Information on Our Group
Our Contracts and Portfolio, page 79

2. We note your response to comment 3, as well as your amended disclosure, and we reissue the comment in-part. Please revise your disclosure throughout the prospectus to clarify if the Terminal 2 closure is “COVID-19 related,” as you discuss on page 17, or if such closure was more attributed to “upgrading works,” as you discuss on pages 79 and 81. We also note your disclosure on page 81 that the closure of Terminal 2 was related to the “corresponding temporary suspension of [y]our contracts.” Please revise your disclosure to clarify which contracts were suspended (e.g., if your contract with Changi airport was partially suspended with respect to Terminal 2) and whether such suspensions continue to be in effect. Please also ensure you discuss such contract suspensions in your disclosure on pages 17 and 79.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 17, 19, 55-56, 79 and 81-82 of the Amendment.

Unaudited Condensed Combined Statements of Operations and other Comprehensive Income, page F-3

3. It appears the balance for income attributable to Primech’s shareholder of $0 was not properly totaled from comprehensive income of $5,718,843 for the six months ended September 30, 2020. Please clarify or revise.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page F-3 of the Amendment.

Signatures, page II-4

4. Please revise your signature page to identify and include the signatures of at least a majority of your board of directors. Please refer to Instruction 1 to Signatures on Form F-1.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on page II-4 of the Amendment.

General

5. We note your response to comment 6, and that you have no commitment to the consortium and your role is limited to providing advice. We also note that you deleted disclosure in the prospectus indicating that the consortium was awarded the pilot tender by the government of Singapore to develop, install and operate EV charging infrastructure in approximately 150 public car parks. However, based on a press release issued in September 2021 by the Land Transport Authority of Singapore stating, the tender to install EV charging infrastructure was awarded to Primech A&P Pte and its consortium partners. The press release notes that Primech A&P is responsible for payment of a concession fee for the right to install and operate the EV charging points. Please supplementally explain the award of the pilot tender to you, and the corresponding concession fee, and reconcile it with your disclosure that you have no commitment or financial obligation to the consortium or to the Singapore government. Please revise your disclosure as necessary.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 19 and 73 of the Amendment

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho